UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)
RAIT Financial Trust
(Name of Issuer)

Common shares of beneficial interest, par value $0.03 per share
(Title of Class of Securities)

749227609
(CUSIP Number of Class of Securities)
Neil C. Rifkind
General Counsel
Tiptree Financial Inc.
780 Third Avenue, 21st Floor
New York, NY 10017
(212) 446-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2016
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749227609	SCHEDULE 13D/A	Page 2 of 6

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Tiptree Financial Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING 6,622,380
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER 6,622,380
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,622,380
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 749227609	SCHEDULE 13D/A	Page 3 of 6

This Amendment No. 1 (the “Amendment No. 1”) to Schedule 13D is being filed by Tiptree Financial Inc. (“Tiptree”) to amend the Schedule 13D filed on January 22, 2016 (the “Original Schedule 13D”). The information in each Item below amends the information disclosed under the corresponding Item of the Original Schedule 13D. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer

This Amendment No. 1 relates to the common shares of beneficial interest, par value $0.03 per share (the “Common Shares”), of RAIT Financial Trust, a Maryland trust (the “Issuer”), having its principal executive office at 2929 Arch Street, 17th Floor, Philadelphia, PA, 19104.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to Amendment No. 1 is amended, in pertinent part, as follows:

Since the filing of the Original Schedule 13D, Tiptree, through certain of its subsidiaries, purchased an aggregate of 1,044,400 additional Common Shares in the open market for an aggregate price of $2,183,411, exclusive of commissions and fees. The funds for the purchase of such Common Shares came from Tiptree and its subsidiaries’ cash on hand. No borrowed funds were used to purchase such Common Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 to Amendment No. 1 is amended and restated as follows:

(a-b) As of the date hereof, Tiptree is the beneficial owners of 6,622,380 Common Shares (7.26%) of the Issuer, based upon the 91,235,358 Common Shares outstanding as of November 9, 2015, according to the Issuer's Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission.
Tiptree is filing this Schedule 13D as the parent company of and indirect beneficial owner of the Common Shares held by its subsidiaries. Tiptree has sole voting and dispositive power of the Common Shares to which this filing relates.
(c) The trading dates, number of Common Shares purchased or sold and the price per share for all transactions in the Common Shares since the filing of the Original Schedule 13D by Tiptree’s subsidiaries are set forth in Schedule A and were effected in open market transactions. Schedule A is incorporated herein by reference.
(d) No person other than Tiptree and its applicable subsidiaries is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the securities reported in this Schedule 13D.
(e) Not applicable.

CUSIP No. 749227609	SCHEDULE 13D/A	Page 4 of 6

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: February 16, 2016

Tiptree Financial Inc.
By:	/s/ Jonathan Ilany
Name:	Jonathan Ilany
Title:	Chief Executive Officer

CUSIP No. 749227609	SCHEDULE 13D/A	Page 5 of 6

SCHEDULE A

Transactions in the Common Shares of RAIT Financial Trust

Trade Date	Number of Shares	Price Per Share	Purchase/Sale
2/2/2016	100	$2.32	Purchase
2/2/2016	500	$2.33	Purchase
2/2/2016	15,000	$2.35	Purchase
2/2/2016	14,400	$2.34	Purchase
2/3/2016	600	$2.28	Purchase
2/3/2016	9,400	$2.29	Purchase
2/3/2016	5,000	$2.30	Purchase
2/4/2016	1,316	$2.25	Purchase
2/4/2016	47,600	$2.26	Purchase
2/4/2016	15,000	$2.27	Purchase
2/4/2016	500	$2.28	Purchase
2/4/2016	13,100	$2.29	Purchase
2/4/2016	13,800	$2.30	Purchase
2/5/2016	40,000	$2.25	Purchase
2/8/2016	35,971	$2.09	Purchase
2/8/2016	50,200	$2.17	Purchase
2/8/2016	22,900	$2.19	Purchase
2/8/2016	22,000	$2.20	Purchase
2/8/2016	48,600	$2.15	Purchase
2/8/2016	1,400	$2.14	Purchase
2/8/2016	49,478	$2.13	Purchase
2/8/2016	522	$2.12	Purchase
2/8/2016	50,000	$2.11	Purchase
2/8/2016	29,900	$2.18	Purchase
2/9/2016	43,685	$2.07	Purchase
2/9/2016	27,200	$2.05	Purchase
2/9/2016	7,800	$2.04	Purchase
2/9/2016	49,630	$2.03	Purchase
2/9/2016	16,858	$1.99	Purchase
2/9/2016	14,900	$2.08	Purchase
2/9/2016	15,000	$2.09	Purchase
2/9/2016	1,415	$2.06	Purchase
2/9/2016	370	$2.02	Purchase
2/9/2016	75,000	$2.01	Purchase
2/10/2016	69,100	$1.99	Purchase
2/10/2016	5,900	$1.98	Purchase
2/10/2016	9,411	$1.97	Purchase
2/10/2016	75,000	$2.00	Purchase
2/11/2016	131,299	$1.95	Purchase
2/11/2016	145	$1.94	Purchase
2/12/2016	1,500	$2.00	Purchase

CUSIP No. 749227609	SCHEDULE 13D/A	Page 6 of 6

2/12/2016	700	$1.93	Purchase
2/12/2016	2,500	$2.01	Purchase
2/12/2016	4,500	$1.91	Purchase
2/12/2016	5,200	$1.90	Purchase